Mail Stop 4561

July 27, 2007

Mr. William I. Miller
Chairman of the Board
and Chief Executive Officer
Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201

   Re: **Irwin Financial Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Miller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Paul Cline
        Senior Accountant